Reign Sapphire Corporation

9465 Wilshire Boulevard

Beverly Hills, CA 90212

January 29, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

Attention: Mara Ransom, Assistant Director

Re:	Reign Sapphire Corporation, a Delaware corporation (the “Company”)
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-204486

Dear Ms. Ransom:

On May 27, 2015 the Company filed a registration statement on Form S-1 originally pertaining to 13,923,000 shares of our common stock, $0.0001 par value per share (File No. 33-204486), and such registration statement, as amended, was declared effective by the Commission on October 30, 2015 (such registration statement, as amended, is referred to herein as the “Original Form S-1”). Pursuant to the Original Form S-1, the Company proposed to offer 10,000,000 shares of its authorized but unissued common stock at an offering price of $0.50 per share (the “Primary Offering”). The remaining 3,923,000 shares were registered for the benefit of certain existing stockholders of the Company (the “Selling Stockholders”), as more fully described in the Original Form S-1.

Effective as of January 21, 2016, our board of directors determined that it was in the best interests of the Company to terminate the Primary Offering and declared the Primary Offering to be terminated immediately as of that date as permitted under the terms of the Primary Offering described in the Original Form S-1. As of the date of the termination, no shares of our common stock had been offered or sold under the terms of the Primary Offering.

Today the Company is filing Post-Effective Amendment No. 1 to the registration statement pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended, to (i) deregister, as of the effectiveness of the Post-Effective Amendment, the 10,000,000 shares of our common stock that were to be offered and sold in the Primary Offering due to the termination of the Primary Offering; (ii) include the financial statements and notes thereto included in our Quarterly Report on Form 10-Q for the period ending September 30, 2015, (ii) amend and modify the prospectus included in the Original Form S-1 to reflect that it pertains solely to the offer and sale of the shares owned by the Selling Stockholders, and (iv) update certain other information in the Original Form S-1 as necessary to reflect developments relating to the Company described in the Company’s Current Report on Form 8-K filed with the Commission on December 24, 2015.

All applicable registration fees were paid at the time of the original filing of the registration statement. The Company confirms that no shares of our common stock have been offered or sold by any of the Selling Stockholders since the Original Form S-1 was declared effective and no offers and sales will occur until such time as the Post-Effective Amendment has been declared effective by the Commission.

Please also be advised that the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the Registration Statement on Form S-1, including the disclosures in Post-Effective Amendment No. 1. In addition, the Company acknowledges that should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company many not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me or write to me should you or your staff have any questions or comments regarding the Post-Effective Amendment No. 1. My email address is yossi@reignsc.com and my direct telephone number is (323) 556-1875.

Respectfully submitted,

REIGN SAPPHIRE CORPORATION

/s/ Joseph Segelman

Joseph Segelman

President and Chief Executive Officer

cc:	Willa Qian, Esq.
Alan S. Gutterman, Esq.